UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: April 28, 2026
ARRIVED HOMES 3, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	92-1716073
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1700 Westlake Ave North, Suite 200 Seattle, WA 98109
(Full mailing address of principal executive offices)
(814)-277-4833
(Issuer's telephone number)

www.arrived.com
(Issuer's website)

Arrived Series Haven; Arrived Series Chilhowee; Arrived Series Sheezy; Arrived Series Cristalino; Arrived Series Hermanos; Arrived Series Bowling; Arrived Series Emelina; Arrived Series Caden; Arrived Series Camellia; Arrived Series Palmore; Arrived Series Brookwood; Arrived Series Lithonia; Arrived Series Haverhill; Arrived Series Woodwind; Arrived Series Aspen; Arrived Series Thomas; Arrived Series Bennett; Arrived Series Benny; Arrived Series Montgomery; Arrived Series Summerglen; Arrived Series Portsmouth; Arrived Series Westhaven; Arrived Series Cordero; Arrived Series Wheeler; Arrived Series Watson; Arrived Series Holmes; Arrived Series Hamblen; Arrived Series Ethan; Arrived Series Helmerich; Arrived Series Claremore; Arrived Series Bryant; Arrived Series Hancock; Arrived Series Wynde; Arrived Series Haikey; Arrived Series Arkoma; Arrived Series Gordon; Arrived Series Lucas; Arrived Series Woodland; Arrived Series Macomber; Arrived Series Meridian; Arrived Series Pongo; Arrived Series Perdita; Arrived Series Bean; Arrived Series Ellie; Arrived Series Antares; Arrived Series Bluebell; Arrived Series Aramis; Arrived Series Barclay; Arrived Series Athos; Arrived Series Bradford; Arrived Series Caterpillar; Arrived Series Liberty; Arrived Series Mallard; Arrived Series Riverwood; Arrived Series Roanoke; Arrived Series Zane; Arrived Series Sherwood; Arrived Series Tansel; Arrived Series Tytus; Arrived Series Williamson; Arrived Series Arya; Arrived Series Sansa; Arrived Series Marcy; Arrived Series Hedgecrest; Arrived Series Haybridge; Arrived Series Layla; Arrived Series Lola; Arrived Series Ratliff; Arrived Series Collinison; Arrived Series Hardman; Arrived Series Pebblestone; Arrived Series Keystone; Arrived Series Northbrook; Arrived Series Rachel; Arrived Series Frances; Arrived Series Ross; Arrived Series Northridge; Arrived Series Wyndhurst; Arrived Series Vanzant; Arrived Series Glenncrest; Arrived Series Oakland; Arrived Series Laurel; Arrived Series Phoebe; Arrived Series Johnson; Arrived Series Sedgefield; Arrived Series Robinson; Arrived Series Seneca; Arrived Series Adams; Arrived Series Bayne; Arrived Series Boxwood; Arrived Series Langley; Arrived Series Misty; Arrived Series Metallo; Arrived Series Presidio; Arrived Series Spangler; Arrived Series Tomlinson

(Title of each class of securities issued pursuant to Regulation A)

ITEM 9. OTHER EVENTS

Net Asset Value as of April 25, 2026

As of 8:00 AM Eastern Time, Saturday, April 25, 2026, our net asset value ("NAV") per interest for each series is set in the table below. This NAV per interest shall be effective until updated by us on or about July 25, 2026.

Series	NAV Per Interest
Adams	$9.98
Antares	$9.61
Aramis	$9.79
Arkoma	$10.49
Arya	$8.98
Aspen	$9.42
Athos	$10.07
Barclay	$10.30
Bayne	$10.22
Bean	$10.45
Bennett	$9.52
Benny	$10.41
Bluebell	$9.99
Bowling	$9.87
Boxwood	$9.85
Bradford	$9.81
Brookwood	$9.95
Bryant	$9.48
Caden	$10.15
Camellia	$10.71
Caterpillar	$8.89
Chilhowee	$11.40
Claremore	$9.56
Collinison	$10.00
Cordero	$10.17
Cristalino	$10.76
Ellie	$11.43
Emelina	$10.39
Ethan	$10.41
Frances	$9.20
Glenncrest	$9.65
Gordon	$10.17
Haikey	$9.95
Hamblen	$11.27
Hancock	$9.98
Hardman	$9.95
Haven	$11.14
Haverhill	$9.22
Haybridge	$9.55
Hedgecrest	$9.47
Helmerich	$9.67
Hermanos	$10.98
Holmes	$9.02
Johnson	$9.82
Keystone	$10.05
Langley	$10.76
Laurel	$10.40
Layla	$10.29
Liberty	$9.97
Lithonia	$8.85
Lola	$10.00
Lucas	$9.83
Macomber	$9.68
Mallard	$10.42
Marcy	$8.85
Meridian	$9.67
Metallo	$10.29
Misty	$9.99
Montgomery	$10.04
Northbrook	$9.61
Northridge	$9.47
Oakland	$10.47
Palmore	$10.22
Pebblestone	$10.12
Perdita	$9.81
Phoebe	$10.70
Pongo	$9.82
Portsmouth	$10.11
Presidio	$9.61
Rachel	$10.13
Ratliff	$10.05
Riverwood	$9.44
Roanoke	$10.67
Robinson	$10.08
Ross	$10.31
Sansa	$8.93
Sedgefield	$9.98
Seneca	$10.21
Sheezy	$11.67
Sherwood	$8.92
Spangler	$10.22
Summerglen	$9.59
Tansel	$10.29
Thomas	$10.04
Tomlinson	$10.29
Tytus	$10.46
Vanzant	$9.97
Watson	$9.17
Westhaven	$10.51
Wheeler	$10.05
Williamson	$11.90
Woodland	$10.25
Woodwind	$9.25
Wynde	$10.05
Wyndhurst	$9.58
Zane	$9.43

The following sets forth the calculation of each series' NAV per interest:

BALANCE SHEET (UNAUDITED) [1]

	Adams	Antares	Aramis	Arkoma	Arya	Aspen	Athos
ASSETS
Current assets:
Cash	$16,088	$10,742	$7,834	$17,744	$4,694	$8,131	$7,952
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	6,005	(1,681)	7,361	7,305	2,697	3,846	7,881
Property and equipment, net	297,036	289,462	280,368	220,100	169,776	248,943	274,680
Total assets	$319,129	$298,523	$295,564	$245,148	$177,168	$260,919	$290,512

LIABILITIES
Current liabilities:
Accrued expenses	$1,164	$1,389	$1,881	$1,514	$1,245	$1,327	$1,231
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	5,524	8,810	7,369	4,674	5,131	6,474	11,961
Tenant deposits	2,595	-	3,790	3,890	1,350	1,795	4,190
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$9,283	$10,200	$13,040	$10,078	$13,726	$9,596	$17,382

MEMBERS' EQUITY (DEFICIT)
Members' capital	317,229	304,586	295,810	228,499	188,267	262,603	290,211
Accumulated deficit	(7,384)	(16,263)	(13,285)	6,571	(24,825)	(11,280)	(17,080)
Total members' equity (deficit)	$309,846	$288,323	$282,524	$235,071	$163,442	$251,323	$273,130
Total liabilities and members' equity (deficit)	$319,129	$298,523	$295,564	$245,148	$177,168	$260,919	$290,512

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	309,846	288,323	282,524	235,071	163,442	251,323	273,130
Net adjustments to fair value	50,186	63,567	62,624	62,155	34,101	45,277	72,651
TOTAL NET ASSETS	$360,032	$351,890	$345,148	$297,225	$197,542	$296,600	$345,781
NET ASSET VALUE PER INTEREST	$9.98	$9.61	$9.79	$10.49	$8.98	$9.42	$10.07

	Barclay	Bayne	Bean	Bennett	Benny	Bluebell	Bowling
ASSETS
Current assets:
Cash	$19,897	$18,755	$7,795	$8,211	$5,187	$9,279	$7,106
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	3,970	7,073	6,549	3,675	5,011	5,343	1,797
Property and equipment, net	285,441	340,071	276,637	196,912	237,037	279,319	193,180
Total assets	$309,308	$365,899	$290,982	$208,798	$247,235	$293,941	$202,083

LIABILITIES
Current liabilities:
Accrued expenses	$1,313	$1,625	$1,815	$1,170	$1,235	$1,625	$1,153
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	8,273	5,433	7,089	5,919	10,820	9,258	6,306
Tenant deposits	-	2,745	2,145	1,695	1,795	2,345	-
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$9,587	$9,804	$11,049	$8,785	$13,850	$13,228	$7,459

MEMBERS' EQUITY (DEFICIT)
Members' capital	290,564	363,787	277,918	192,714	248,204	292,050	188,804
Accumulated deficit	9,157	(7,692)	2,015	7,300	(14,819)	(11,337)	5,820
Total members' equity (deficit)	$299,721	$356,095	$279,933	$200,013	$233,385	$280,713	$194,624
Total liabilities and members' equity (deficit)	$309,308	$365,899	$290,982	$208,798	$247,235	$293,941	$202,083

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	299,721	356,095	279,933	200,013	233,385	280,713	194,624
Net adjustments to fair value	74,662	64,012	76,522	39,075	83,737	74,150	45,787
TOTAL NET ASSETS	$374,383	$420,107	$356,455	$239,088	$317,122	$354,863	$240,411
NET ASSET VALUE PER INTEREST	$10.30	$10.22	$10.45	$9.52	$10.41	$9.99	$9.87

	Boxwood	Bradford	Brookwood	Bryant	Caden	Camellia	Caterpillar
ASSETS
Current assets:
Cash	$20,886	$20,151	$7,234	$8,807	$4,384	$9,026	$5,835
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	8,364	5,973	3,954	6,178	4,708	4,269	2,488
Property and equipment, net	314,036	283,670	260,769	263,362	232,024	242,485	280,420
Total assets	$343,287	$309,795	$271,957	$278,346	$241,116	$255,779	$288,743

LIABILITIES
Current liabilities:
Accrued expenses	$4,841	$1,303	$1,498	$1,345	$1,126	$1,409	$1,044
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	4,187	8,143	7,512	16,304	8,951	8,692	5,457
Tenant deposits	4,390	2,145	1,795	2,095	2,393	1,795	1,750
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$13,417	$11,591	$10,805	$19,744	$17,970	$11,896	$18,351

MEMBERS' EQUITY (DEFICIT)
Members' capital	340,928	296,510	263,117	267,902	247,530	242,730	318,935
Accumulated deficit	(11,058)	1,693	(1,965)	(9,300)	(24,384)	1,153	(48,542)
Total members' equity (deficit)	$329,870	$298,204	$261,152	$258,602	$223,145	$243,883	$270,393
Total liabilities and members' equity (deficit)	$343,287	$309,795	$271,957	$278,346	$241,116	$255,779	$288,743

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	329,870	298,204	261,152	258,602	223,145	243,883	270,393
Net adjustments to fair value	46,275	56,291	65,987	53,607	75,051	85,938	47,448
TOTAL NET ASSETS	$376,144	$354,494	$327,139	$312,210	$298,196	$329,821	$317,841
NET ASSET VALUE PER INTEREST	$9.85	$9.81	$9.95	$9.48	$10.15	$10.71	$8.89

	Chilhowee	Claremore	Collinison	Cordero	Cristalino	Ellie	Emelina
ASSETS
Current assets:
Cash	$9,823	$5,267	$13,016	$7,466	$8,245	$9,547	$5,679
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	7,229	4,644	5,853	(878)	7,697	837	4,983
Property and equipment, net	299,274	219,253	289,538	254,663	285,196	271,120	234,131
Total assets	$316,326	$229,164	$308,407	$261,252	$301,138	$281,505	$244,793

LIABILITIES
Current liabilities:
Accrued expenses	$1,223	$1,120	$1,186	$3,053	$3,968	$1,737	$1,291
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	8,541	10,100	7,229	5,275	8,222	7,717	10,344
Tenant deposits	2,395	1,745	2,095	-	2,995	-	1,795
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$12,158	$12,965	$10,510	$8,328	$26,985	$18,354	$13,430

MEMBERS' EQUITY (DEFICIT)
Members' capital	298,566	233,132	297,060	272,759	311,017	298,617	240,467
Accumulated deficit	5,601	(16,933)	836	(19,836)	(36,865)	(35,466)	(9,104)
Total members' equity (deficit)	$304,167	$216,199	$297,897	$252,923	$274,153	$263,151	$231,363
Total liabilities and members' equity (deficit)	$316,326	$229,164	$308,407	$261,252	$301,138	$281,505	$244,793

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	304,167	216,199	297,897	252,923	274,153	263,151	231,363
Net adjustments to fair value	125,204	49,573	57,996	84,204	115,323	119,459	70,349
TOTAL NET ASSETS	$429,371	$265,771	$355,892	$337,127	$389,476	$382,610	$301,712
NET ASSET VALUE PER INTEREST	$11.40	$9.56	$10.00	$10.17	$10.76	$11.43	$10.39

	Ethan	Frances	Glenncrest	Gordon	Haikey	Hamblen	Hancock
ASSETS
Current assets:
Cash	$6,489	$13,690	$12,731	$10,231	$8,459	$8,969	$6,326
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,240	6,125	5,089	5,884	5,757	6,372	1,219
Property and equipment, net	189,253	264,559	274,714	238,239	228,995	238,637	254,033
Total assets	$199,982	$284,374	$292,535	$254,354	$243,211	$253,977	$261,579

LIABILITIES
Current liabilities:
Accrued expenses	$1,354	$1,814	$1,480	$1,022	$1,318	$1,161	$1,751
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	6,919	8,487	7,917	4,969	9,069	7,714	9,291
Tenant deposits	1,475	2,245	1,750	1,895	2,295	2,595	2,045
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$29,147	$12,546	$11,148	$7,886	$12,682	$11,470	$13,087

MEMBERS' EQUITY (DEFICIT)
Members' capital	196,062	262,401	294,249	244,892	235,483	238,530	261,674
Accumulated deficit	(25,227)	9,427	(12,862)	1,577	(4,955)	3,977	(13,182)
Total members' equity (deficit)	$170,834	$271,828	$281,387	$246,468	$230,528	$242,507	$248,492
Total liabilities and members' equity (deficit)	$199,982	$284,374	$292,535	$254,354	$243,211	$253,977	$261,579

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	170,834	271,828	281,387	246,468	230,528	242,507	248,492
Net adjustments to fair value	72,316	30,528	42,774	63,016	57,496	102,580	70,629
TOTAL NET ASSETS	$243,150	$302,356	$324,161	$309,485	$288,024	$345,087	$319,121
NET ASSET VALUE PER INTEREST	$10.41	$9.20	$9.65	$10.17	$9.95	$11.27	$9.98

	Hardman	Haven	Haverhill	Haybridge	Hedgecrest	Helmerich	Hermanos
ASSETS
Current assets:
Cash	$13,687	$6,692	$2,744	$15,927	$7,379	$12,293	$7,605
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	7,304	4,111	3,318	7,737	(1,104)	4,906	7,208
Property and equipment, net	367,479	172,059	218,196	339,404	344,263	234,867	292,528
Total assets	$388,471	$182,862	$224,258	$363,068	$350,538	$252,066	$307,341

LIABILITIES
Current liabilities:
Accrued expenses	$1,456	$1,086	$1,483	$1,332	$1,329	$1,156	$3,973
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	10,196	6,904	5,141	8,694	9,108	8,090	9,230
Tenant deposits	2,495	1,495	1,745	3,990	-	1,750	3,293
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$14,147	$15,184	$8,369	$14,016	$10,437	$10,996	$21,195

MEMBERS' EQUITY (DEFICIT)
Members' capital	369,062	176,985	228,340	361,252	368,517	243,155	306,933
Accumulated deficit	5,262	(9,307)	(12,452)	(12,199)	(28,416)	(2,085)	(20,788)
Total members' equity (deficit)	$374,324	$167,677	$215,889	$349,052	$340,101	$241,070	$286,145
Total liabilities and members' equity (deficit)	$388,471	$182,862	$224,258	$363,068	$350,538	$252,066	$307,341

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	374,324	167,677	215,889	349,052	340,101	241,070	286,145
Net adjustments to fair value	70,896	74,592	39,733	54,384	59,835	49,295	112,525
TOTAL NET ASSETS	$445,220	$242,270	$255,621	$403,436	$399,936	$290,365	$398,671
NET ASSET VALUE PER INTEREST	$9.95	$11.14	$9.22	$9.55	$9.47	$9.67	$10.98

	Holmes	Johnson	Keystone	Langley	Laurel	Layla	Liberty
ASSETS
Current assets:
Cash	$6,596	$18,904	$9,580	$9,006	$16,073	$9,239	$7,730
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,046	6,844	4,670	7,631	4,413	6,846	6,009
Property and equipment, net	163,701	315,299	329,900	323,874	319,970	307,252	246,267
Total assets	$174,344	$341,047	$344,150	$340,510	$340,456	$323,338	$260,006

LIABILITIES
Current liabilities:
Accrued expenses	$1,141	$1,782	$1,634	$(967)	$1,614	$1,177	$1,339
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	6,713	8,129	8,267	3,705	6,488	8,327	11,395
Tenant deposits	1,600	2,645	2,245	2,995	2,395	2,695	2,395
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$9,454	$12,557	$12,146	$5,733	$10,497	$12,199	$23,129

MEMBERS' EQUITY (DEFICIT)
Members' capital	166,733	328,476	336,836	343,047	335,802	311,506	250,858
Accumulated deficit	(1,843)	15	(4,832)	(8,270)	(5,843)	(367)	(13,981)
Total members' equity (deficit)	$164,889	$328,491	$332,003	$334,777	$329,959	$311,139	$236,877
Total liabilities and members' equity (deficit)	$174,344	$341,047	$344,150	$340,510	$340,456	$323,338	$260,006

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	164,889	328,491	332,003	334,777	329,959	311,139	236,877
Net adjustments to fair value	26,566	52,740	73,048	86,756	79,506	82,982	60,310
TOTAL NET ASSETS	$191,456	$381,230	$405,051	$421,533	$409,465	$394,121	$297,187
NET ASSET VALUE PER INTEREST	$9.02	$9.82	$10.05	$10.76	$10.40	$10.29	$9.97

	Lithonia	Lola	Lucas	Macomber	Mallard	Marcy	Meridian
ASSETS
Current assets:
Cash	$8,076	$7,541	$7,905	$8,071	$9,540	$5,702	$4,106
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	5,191	6,353	6,024	7,032	4,218	5,322	4,878
Property and equipment, net	269,762	290,655	240,818	259,406	194,125	169,776	251,655
Total assets	$283,029	$304,549	$254,746	$274,509	$207,883	$180,800	$260,639

LIABILITIES
Current liabilities:
Accrued expenses	$1,184	$1,959	$1,368	$1,293	$1,153	$1,297	$1,156
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	7,837	6,800	10,603	14,261	5,675	3,656	7,316
Tenant deposits	3,990	2,345	2,395	2,695	1,495	2,690	1,850
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$37,312	$11,104	$14,366	$18,249	$8,323	$7,644	$10,322

MEMBERS' EQUITY (DEFICIT)
Members' capital	288,032	288,850	256,874	270,303	200,005	176,574	263,120
Accumulated deficit	(42,314)	4,595	(16,494)	(14,043)	(445)	(3,417)	(12,803)
Total members' equity (deficit)	$245,718	$293,445	$240,380	$256,260	$199,560	$173,157	$250,317
Total liabilities and members' equity (deficit)	$283,029	$304,549	$254,746	$274,509	$207,883	$180,800	$260,639

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	245,718	293,445	240,380	256,260	199,560	173,157	250,317
Net adjustments to fair value	47,692	62,799	56,691	60,540	61,965	21,586	54,855
TOTAL NET ASSETS	$293,410	$356,244	$297,071	$316,800	$261,525	$194,742	$305,172
NET ASSET VALUE PER INTEREST	$8.85	$10.00	$9.83	$9.68	$10.42	$8.85	$9.67

	Metallo	Misty	Montgomery	Northbrook	Northridge	Oakland	Palmore
ASSETS
Current assets:
Cash	$12,424	$23,550	$7,922	$13,715	$9,717	$13,186	$704
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	5,395	9,649	5,552	5,186	4,503	6,270	(1,681)
Property and equipment, net	286,499	334,973	199,046	267,159	247,182	290,611	189,789
Total assets	$304,318	$368,172	$212,520	$286,060	$261,402	$310,067	$188,714

LIABILITIES
Current liabilities:
Accrued expenses	$4,579	$2,008	$1,330	$1,906	$1,585	$1,188	$1,067
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	3,358	9,601	7,020	9,077	4,554	6,772	13,673
Tenant deposits	1,995	5,190	2,468	1,895	1,650	2,445	-
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$9,932	$16,799	$21,518	$12,878	$7,789	$10,405	$14,740

MEMBERS' EQUITY (DEFICIT)
Members' capital	315,879	354,248	209,299	279,293	274,848	306,151	201,484
Accumulated deficit	(21,494)	(2,875)	(18,296)	(6,111)	(21,235)	(6,490)	(27,509)
Total members' equity (deficit)	$294,386	$351,373	$191,002	$273,182	$253,613	$299,662	$173,974
Total liabilities and members' equity (deficit)	$304,318	$368,172	$212,520	$286,060	$261,402	$310,067	$188,714

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	294,386	351,373	191,002	273,182	253,613	299,662	173,974
Net adjustments to fair value	64,481	56,529	56,932	47,353	48,901	77,727	73,026
TOTAL NET ASSETS	$358,866	$407,901	$247,935	$320,535	$302,514	$377,389	$247,000
NET ASSET VALUE PER INTEREST	$10.29	$9.99	$10.04	$9.61	$9.47	$10.47	$10.22

	Pebblestone	Perdita	Phoebe	Pongo	Portsmouth	Presidio	Rachel
ASSETS
Current assets:
Cash	$8,654	$16,498	$12,039	$20,793	$750	$6,791	$9,800
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	7,064	6,119	5,355	(1,106)	3,848	3,694	5,147
Property and equipment, net	320,068	309,346	263,119	309,346	203,201	233,654	274,044
Total assets	$335,785	$331,963	$280,513	$329,034	$207,799	$244,138	$288,992

LIABILITIES
Current liabilities:
Accrued expenses	$1,623	$1,306	$1,168	$1,306	$2,530	$3,778	$317
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	8,067	8,743	5,981	8,667	6,189	2,707	7,184
Tenant deposits	2,795	2,095	2,145	-	1,495	1,745	1,995
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$12,485	$12,143	$9,294	$9,973	$10,213	$8,230	$9,496

MEMBERS' EQUITY (DEFICIT)
Members' capital	319,275	328,176	276,051	330,070	211,719	257,920	282,040
Accumulated deficit	4,025	(8,356)	(4,832)	(11,009)	(14,133)	(22,012)	(2,544)
Total members' equity (deficit)	$323,299	$319,820	$271,218	$319,061	$197,585	$235,908	$279,495
Total liabilities and members' equity (deficit)	$335,785	$331,963	$280,513	$329,034	$207,799	$244,138	$288,992

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	323,299	319,820	271,218	319,061	197,585	235,908	279,495
Net adjustments to fair value	72,664	64,762	78,541	65,672	63,350	39,537	66,612
TOTAL NET ASSETS	$395,964	$384,582	$349,759	$384,733	$260,936	$275,445	$346,107
NET ASSET VALUE PER INTEREST	$10.12	$9.81	$10.70	$9.82	$10.11	$9.61	$10.13

	Ratliff	Riverwood	Roanoke	Robinson	Ross	Sansa	Sedgefield
ASSETS
Current assets:
Cash	$8,902	$2,594	$13,960	$25,407	$16,772	$10,898	$24,745
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	5,961	(3,225)	6,998	5,184	6,505	3,843	6,386
Property and equipment, net	302,471	273,276	313,039	312,486	316,165	169,776	281,086
Total assets	$317,334	$272,645	$333,998	$343,077	$339,442	$184,517	$312,217

LIABILITIES
Current liabilities:
Accrued expenses	$996	$825	$(640)	$1,447	$759	$3,121	$1,318
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	6,867	5,191	6,339	7,499	8,421	3,674	4,154
Tenant deposits	2,345	-	2,495	2,595	2,545	1,395	3,243
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$10,208	$12,016	$8,195	$11,541	$11,725	$8,190	$8,714

MEMBERS' EQUITY (DEFICIT)
Members' capital	308,493	301,786	317,403	332,533	318,014	173,805	311,361
Accumulated deficit	(1,367)	(41,156)	8,400	(997)	9,703	2,523	(7,858)
Total members' equity (deficit)	$307,126	$260,630	$325,803	$331,536	$327,717	$176,327	$303,503
Total liabilities and members' equity (deficit)	$317,334	$272,645	$333,998	$343,077	$339,442	$184,517	$312,217

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	307,126	260,630	325,803	331,536	327,717	176,327	303,503
Net adjustments to fair value	71,450	70,902	97,260	56,655	78,060	20,101	56,402
TOTAL NET ASSETS	$378,576	$331,532	$423,063	$388,191	$405,777	$196,429	$359,905
NET ASSET VALUE PER INTEREST	$10.05	$9.44	$10.67	$10.08	$10.31	$8.93	$9.98

	Seneca	Sheezy	Sherwood	Spangler	Summerglen	Tansel	Thomas
ASSETS
Current assets:
Cash	$17,725	$5,728	$631	$11,811	$6,856	$8,296	$6,729
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	6,468	4,770	2,503	7,813	5,200	5,968	3,666
Property and equipment, net	286,052	215,260	162,674	376,386	225,357	303,600	204,008
Total assets	$310,244	$225,758	$165,808	$396,010	$237,412	$317,864	$214,404

LIABILITIES
Current liabilities:
Accrued expenses	$1,378	$1,306	$1,135	$1,957	$1,203	$1,247	$1,284
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	3,851	8,184	8,157	3,873	8,253	5,931	8,888
Tenant deposits	2,695	2,045	1,445	2,995	1,795	2,295	1,695
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$7,923	$11,535	$10,737	$8,825	$11,250	$14,973	$11,867

MEMBERS' EQUITY (DEFICIT)
Members' capital	305,263	209,476	178,732	411,112	225,355	327,269	205,697
Accumulated deficit	(2,942)	4,746	(23,660)	(23,927)	807	(24,378)	(3,160)
Total members' equity (deficit)	$302,321	$214,223	$155,072	$387,185	$226,162	$302,891	$202,537
Total liabilities and members' equity (deficit)	$310,244	$225,758	$165,808	$396,010	$237,412	$317,864	$214,404

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	302,321	214,223	155,072	387,185	226,162	302,891	202,537
Net adjustments to fair value	57,017	103,592	36,273	77,311	48,785	93,065	57,220
TOTAL NET ASSETS	$359,338	$317,815	$191,344	$464,496	$274,947	$395,957	$259,757
NET ASSET VALUE PER INTEREST	$10.21	$11.67	$8.92	$10.22	$9.59	$10.29	$10.04

	Tomlinson	Tytus	Vanzant	Watson	Westhaven	Wheeler	Williamson
ASSETS
Current assets:
Cash	$7,630	$15,487	$5,918	$10,010	$6,940	$16,583	$5,683
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	5,710	5,992	6,605	4,078	4,944	(1,563)	3,938
Property and equipment, net	236,726	242,782	335,907	163,701	237,394	193,816	267,925
Total assets	$250,066	$264,261	$348,430	$177,789	$249,278	$208,836	$277,547

LIABILITIES
Current liabilities:
Accrued expenses	$1,511	$1,596	$2,864	$1,141	$2,209	$1,153	$(860)
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	7,185	8,696	6,012	4,116	9,346	6,409	7,804
Tenant deposits	2,250	2,495	2,695	1,600	2,145	-	1,850
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$10,946	$12,787	$11,571	$6,857	$13,700	$7,562	$8,794

MEMBERS' EQUITY (DEFICIT)
Members' capital	267,847	244,172	343,950	169,682	244,611	192,821	279,866
Accumulated deficit	(28,727)	7,303	(7,091)	1,250	(9,033)	8,452	(11,114)
Total members' equity (deficit)	$239,120	$251,474	$336,859	$170,932	$235,578	$201,274	$268,753
Total liabilities and members' equity (deficit)	$250,066	$264,261	$348,430	$177,789	$249,278	$208,836	$277,547

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	239,120	251,474	336,859	170,932	235,578	201,274	268,753
Net adjustments to fair value	62,387	70,201	77,673	23,884	83,292	50,298	130,992
TOTAL NET ASSETS	$301,507	$321,676	$414,531	$194,816	$318,870	$251,572	$399,745
NET ASSET VALUE PER INTEREST	$10.29	$10.46	$9.97	$9.17	$10.51	$10.05	$11.90

	Woodland	Woodwind	Wynde	Wyndhurst	Zane
ASSETS
Current assets:
Cash	$5,722	$4,174	$7,227	$17,640	$4,901
Other receivables	-	-	-	-	-
Prepaid expenses	-	-	-	-	-
Deposits	140	3,358	6,099	4,830	3,678
Property and equipment, net	152,710	237,117	235,887	293,731	159,258
Total assets	$158,572	$244,649	$249,212	$316,201	$167,837

LIABILITIES
Current liabilities:
Accrued expenses	$1,158	$1,296	$1,390	$1,409	$1,159
Accounts payable	-	-	-	-	-
Due to (from) related parties	6,246	10,224	8,640	7,256	4,732
Tenant deposits	1,295	1,595	2,395	1,745	1,275
Note payable, related party	-	-	-	-	-
Mortgage payables	-	-	-	-	-
Total liabilities	$8,700	$13,115	$18,225	$10,410	$7,166

MEMBERS' EQUITY (DEFICIT)
Members' capital	160,193	247,352	245,711	314,263	157,394
Accumulated deficit	(10,320)	(15,818)	(14,723)	(8,473)	3,277
Total members' equity (deficit)	$149,872	$231,534	$230,987	$305,790	$160,671
Total liabilities and members' equity (deficit)	$158,572	$244,649	$249,212	$316,201	$167,837

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	149,872	231,534	230,987	305,790	160,671
Net adjustments to fair value	50,266	46,000	68,863	45,983	28,589
TOTAL NET ASSETS	$200,138	$277,534	$299,850	$351,773	$189,259
NET ASSET VALUE PER INTEREST	$10.25	$9.25	$10.05	$9.58	$9.43

[1] Estimated Balance Sheet as of March 31, 2026.

As described in the section "Description of the Securities Being Offered—Valuation Policies," in the Offering Circular, our operating agreement provides that, following the initial period, at the end of each quarterly period our Manager's internal accountants and asset management team will calculate our NAV using a process that reflects, among other matters:

●

an estimated value of our investments, as determined by the Manager's asset management team, including related liabilities, based upon (a) information from publicly available sources about (i) market rents, comparable sales information and interest rates and (ii) with respect to debt, default rates and discount rates, and (b) in certain instances reports of the underlying real estate provided by an independent valuation expert or automated valuation models;

●	the price of liquid assets for which third party market quotes are available;

●	accruals of our periodic distributions on our common shares; and

●

estimated accruals of the revenues, fees and expenses where we will (a) amortize the brokerage fee, offering expenses and sourcing fee over five years and (b) include accrued fees and operating expenses, accrued distributions payable, accrued management fees and any inter-company loans extended to the Company by our Manager.

Such determinations may include subjective judgments by the Manager regarding the applicability of certain inputs to market rents and comparable sales information. We do not utilize a capitalization rate approach in determining NAV, because given the nature of our investments in primary residences, we do not believe that the value of a many of our assets can be determined based solely on the business activities as the resale value of such asset will be decided independently of the success of such business activities.

Note, however, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. GAAP, and such NAV may not be indicative of the price that we would receive for our assets at current market conditions. As a result, the calculation of our NAV may not reflect the precise amount that might be paid for your interests in a market transaction, and any potential disparity in our NAV may be in favor of either holders who redeem their interests, or holders who repurchase such interests, or existing holders. In instances where we determine that an appraisal of a property is necessary, including, but not limited to, instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we will engage an appraiser that has expertise in appraising residential real estate assets, to act as our independent valuation expert. The independent valuation expert is not responsible for, nor for preparing, our NAV per interest.

As there is no market value for the interests of any series as they are not expected to be listed or traded on any stock exchange (though periodic trading may become available pursuant to our arrangement with North Capital Private Securities ("NCPS"), which is intended to facilitate secondary transactions in interests on an alternative trading system owned and operated by NCPS, as described in the section "Description of Business—Liquidity Platform" in the Offering Circular), our goal in setting NAV on a quarterly basis is to provide a reasonable estimate of the value of our interests on a quarterly basis. However, each series property consists of residential real estate and, as with any residential real estate valuation protocol, the conclusions reached by the Manager's asset management team or internal accountants, as the case may be, are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our investments. In addition, for any given period, our published NAV may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable.

Safe Harbor Statement

The information contained in this Current Report on Form 1-U includes some statements that are not historical and that are considered "forward-looking statements."  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager and the Arrived platform (defined in the Offering Circular); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the manager's expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words "anticipates," "believes," "continue," "could," "estimates," "expects," "intends," "may," "might," "plans," "possible," "potential," "predicts," "projects," "seeks," "should," "will," "would" and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Current Report on Form 1-U are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described in the Offering Circular under the headings "Summary – Summary Risk Factors" and "Risk Factors." Should one or more of these risks or uncertainties materialize, or should any of the parties' assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Current Report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 28, 2026.

ARRIVED HOMES 3, LLC

By:	Arrived Fund Manager, LLC
Its:	Managing Member

By:	/s/ Ryan Frazier
Name: Ryan Frazier
Title: Chief Executive Officer